FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934


For September 29, 2005
Commission File Number:   0-30204
                          -------

                         Internet Initiative Japan Inc.
                 (Translation of registrant's name into English)

 Jinbocho Mitsui Bldg. 1-105 Kanda Jinbo-cho, Chiyoda-ku, Tokyo 101-0051, Japan
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
                     Form 20-F [ X ]       Form 40-F [   ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(1): ____

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(7): ____

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the reg-istrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a mate-rial event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                     Yes [   ]             No [ X ]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

                                  EXHIBIT INDEX


   Exhibit         Date                        Description of Exhibit
   -------         ----                        ----------------------

      1         2005/09/29     IIJ-Tech Announces Corporate Officer Appointment

                                                                       EXHIBIT 1


           IIJ-Tech Announces Corporate Officer Appointment

    TOKYO--(BUSINESS WIRE)--Sept. 29, 2005--Internet Initiative Japan Inc. ("IIJ", NASDAQ:IIJI), one of Japan's leading Internet-access and comprehensive network solutions providers, today announced that the following corporate officers of IIJ Technology Inc. ("IIJ-Tech"), IIJ's 69.0% owned subsidiary, were appointed at an extraordinary general meeting of the shareholders of IIJ-Tech held today.

1. Retiring as of September 30, 2005
   President, Chief Operating Officer      Mr. Ryosuke Ariga
   and Representative Director

2. Promoted as of October 1, 2005
   President, Chief Operating Officer      Mr. Takeshi Kikuchi
   and Representative Director             (Currently Executive
                                            Vice President)

3. Newly appointed as of October 1, 2005

   Director          Mr. Shunichi Kozasa
                     (Currently Managing Director of
                     IIJ Media Communications Inc.)

   Director          Mr. Hiroaki Tsuno
                     (General Manager of Corporate Planning Division of IIJ and Statutory Auditor of IIJ Financial Systems Inc.)

   Director (1)      Mr. Senji Yamamoto
                     (Director, Corporate Executive Officer and
                     Chairman of Sony Communication Network
                     Corporation)

(1) Part-time Director, and outside Director as provided by the Commercial Code of Japan.

    About IIJ

    Founded in 1992, Internet Initiative Japan Inc. (IIJ, NASDAQ:IIJI) is one of Japan's leading Internet-access and comprehensive network solutions providers. The company has built one of the largest Internet backbone networks in Japan, and between Japan and the United States. IIJ and its group of companies provide total network solutions that mainly cater to high-end corporate customers. The company's services include high-quality systems integration and security services, Internet access, hosting/housing, and content design.

    About IIJ-Tech

    IIJ Technology Inc. (IIJ-Tech) was established in November 1996 by IIJ, Sumitomo Corp., Itochu Corp., Sumitomo Electric Industries, Hitachi Software Engineering, Sun Microsystems, Toyota, Hewlett Packard Japan and others. IIJ-Tech provides comprehensive Internet systems integration and consulting services for corporate networks and e-commerce systems.

    The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainty. These statements may differ materially from actual future events or results. Readers are referred to the documents furnished by Internet Initiative Japan Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

    CONTACT: IIJ Group Media
             Investor Relations Office
             +81-3-5259-6310
             press@iij.ad.jp
             http://www.iij.ad.jp/

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         Internet Initiative Japan Inc.




Date:  September 29, 2005                By:    /s/ Koichi Suzuki
                                             -----------------------------------
                                             Koichi Suzuki
                                             President, Chief Executive Officer
                                             and Representative Director